# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

March 20, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 20, 2024 The Nasdaq Stock Market LLC (the "Exchange") received from BLACK HAWK ACQUISITION CORPORATION (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, par value $0.0001, and one right entitling the holder
to receive 1/5 of an ordinary share
Ordinary Shares, $0.0001 par value
Rights to receive one-fifth (1/5) of an ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*